4

                    P&O Princess Cruises PLC
                         Trading Update

                         8 October 2002

As indicated in our press release of 4 October, and in accordance with the provisions of the Takeover Code, now that the FTC has announced that it would not oppose both the Royal Caribbean DLC combination or the Carnival takeover proposal, we are required to update our 2002 profit forecast.

We are also taking this opportunity to provide a trading update.
We expect to announce our results for the third quarter of 2002 in the week commencing 21 October.

2002 forecast

* Since the announcement of our second quarter results in July 2002 analysts' estimates for the Group's earnings have increased, with the majority of analysts now forecasting earnings for 2002 in the range of 42-44 cents per share, before merger related costs. We expect the actual result for the full year to be at the top end of or above this range, with all four quarters of 2002 likely to show year over year increases in earnings per share

*    2002 sailings are now almost fully booked

* For the third quarter, we expect yields for the Group as a whole to be above our previous forecast, showing a decline on a like for like basis of 5%, with favourable exchange rates reducing the fall to 2% on an absolute basis

* We expect Group yields for the fourth quarter to show a year over year increase, on a like for like basis, of 2% to 3%. If exchange rates remain broadly unchanged from today's levels, the absolute yield performance will be better than these like for like figures

* For the year as a whole we now expect the reduction in Group yields, on a like for like basis, to be in the range of 4% to 5%. Our previous guidance, given at the time of our second quarter results, was for a reduction of 5%

* We expect, for the Group as a whole, a reduction in underlying unit costs of 8% for the year compared to the target of 7% indicated at the time of the Q2 results. Higher fuel costs and exchange rate movements are expected to offset partially the underlying reduction in unit costs

Details of the formal profit forecast and the reports on the forecast by KPMG and Schroder Salomon Smith Barney appear at the end of this release.

Highlights

* The Group expects to increase its capacity by 24% in 2003, before taking account of any delay to the delivery of Diamond
  Princess

* In North America, the Princess brand is expected to grow by 12%; in the UK the P&O Cruises brand is expected to grow by 22%; and in Germany the AIDA brand is expected to grow by 65%

* In 2003 we will also commence the operation of the new contemporary brand, Ocean Village in the United Kingdom and it will be the first full year of operations of the new A'ROSA brand in Germany and of the new Pacific Princess premium product in Australia

* On September 10, Princess bookings for 2003 sailings as a percentage of available capacity were in line with the position for 2002 sailings at the same time a year earlier. This was despite the inclusion for 2003 of the capacity on Tahitian and Pacific Princess for which the programmes had only just been launched

* With last year's bookings distorted by the events of September 11, Princess bookings for 2003 are now well ahead of the equivalent position in 2002. More relevantly cumulative bookings and the booking pace are in line with what one would expect at this time in a normal year. Pricing on current bookings is slightly below that which prevailed in 2001 prior to the impact of September 11 but well above the position post September 11

* In the UK we are on track to accommodate the 22% growth in the P&O Cruises brand for 2003 with little yield dilution. At this early stage it is not possible to discern any trends for the new brand, Ocean Village

* Given the much later booking cycle in Germany, it is difficult at this stage to assess any trends for 2003. AIDA had a good 2002 and appears well placed to continue its growth in 2003, although with some weakness in the winter months. The one ship A'ROSA brand is having a difficult introduction and remains behind our expectations

* The Pacific Princess premium product has been well received in the Australian market and the Pacific Sky continues to do well

* We expect to continue to achieve reductions in underlying unit costs in 2003, with these likely to be more in line with the original business plan of 2% per annum, rather than the 5%
  achieved in 2001 or the 8% forecast for 2002


P&O Princess Chief Executive Officer, Peter Ratcliffe commented:

"We today released a new profit forecast for 2002 which we are pleased to report is an improvement on our previous guidance.
This improvement is a result of both improved revenues and greater unit cost reductions.

"We  expect  to report increased earnings in each  of  the  five
quarters   following  the  events  of  September  11   2001;   a
performance which we believe is matched by few other major companies in the vacation industry.

"Notwithstanding    the   current   economic    and    political
uncertainties  we remain positive about our prospects  for  2003 and are pleased that our booking pace and pricing appears to have recovered from the impact of September 11.

"We expect that our new ships with their industry leading number of balconies, and our strong brand positions in the three largest vacation markets in the world will have a positive impact on our 2003 performance."


Enquiries:
P&O Princess Cruises plc
Caroline Keppel-Palmer                           +44 20 7805 1214
                                                  +44 7730 732015

Brunswick
Sophie Fitton                                    +44 20 7404 5959

John Sunnucks

Website                                 www.poprincesscruises.com

Analyst conference call
We are holding a conference call for UK and European analysts and investors at 09.30 BST and one for US analysts and investors at
15.00 BST/10.00 EST. An audio webcast will be available on our website at www.poprincesscruises.com. Below are details of the dial in numbers:

09.30 BST Dial in number:          +44 208 515 2344
          Replay number       + 44 208 797 2499 (pin 118025 #)

15.00 BST/     Dial in number           1 800 218 8862 (US)
                         +44 20 8515 2344 (UK and rest of world)
10.00 EST Replay number       1 800 405 2236 (pin 502778#)
                         +44 208 797 2499 (pin 118032 #)
P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats offering 31,130 berths is set to grow in the next two years with six new ocean cruise ships and two river boats on order.

P&O Princess Cruises has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") is acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the matters referred to herein.
"Schroder" is a trademark of Schroder Holdings PLC and is used under licence by Salomon Brothers International Limited.

Certain statements contained in this announcement are ``forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess Cruises and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by section 27a of the US Securities Act of 1933, as amended, and section 21e of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ``will'', ``may'', ``believes'', ``expects'', ``anticipates'', ``plans'' and ``estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess Cruises', actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess Cruises' international operations. In addition, the paragraph entitled ``risk factors'' in section 5 of the EGM Circular dated 27 December 2001 and P&O Princess Cruises' annual report on form 20-F for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company's forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess Cruises expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.
Details of trading update

North America

Whilst it is early days for bookings for 2003 sailings, with the full year only some 25% booked, bookings at this time are in line with a normal year and in line with our expectations. Pricing for current bookings is slightly below the levels that were being achieved in 2001 prior to the events of September 11, although they are well above the rates that prevailed after those events.

The booking pace is showing remarkable resilience in the face of the continuing economic and political uncertainty with the exception of certain slowness in the pace of bookings for the two ships scheduled to be in the Mediterranean next summer. We believe that the pace of bookings has been favourably impacted by the introduction of the new Coral, Island, Diamond, Pacific, and Tahitian Princess' which, when they all are delivered, will increase the proportion of balconies in the Princess fleet to 52% of total cabins, well above industry competitors.

As previously reported, the Diamond Princess has suffered major fire damage whilst under construction in the Nagasaki shipyard of Mitsubishi Heavy Industries. The full extent of the damage will take some time to assess and at this stage it is not possible to determine the extent of any delay to the scheduled delivery date of May 31 2003 although it will clearly be significant. However, P&O Princess has in place contractual arrangements with the yard and insurance arrangements that it believes, irrespective of the length of any delay in delivery, should ensure that there will be no significant adverse economic impact on the Group, nor any material impact on 2003 profits.

The two 688 lower berth former Renaissance Cruises vessels, recently acquired and renamed Pacific Princess and Tahitian
Princess, have been well received and are booking strongly.

United Kingdom

In 2003 the UK division is planning an increase in capacity of 41%. Over the next 7 months, the P&O Cruises brand will receive Ocean Princess and Sea Princess from Princess Cruises and rename them Oceana and Adonia. In addition, Victoria will be retired and Arcadia will be transferred to the new Ocean Village brand, giving a net growth for the P&O Cruises brand of 22%. A former Renaissance Cruises vessel, to be renamed Minerva II, has been taken on long term charter and will be introduced into the Swan Hellenic brand to replace the existing Minerva in April 2003.

Although at an early stage, bookings and pricing for P&O Cruises and Swan Hellenic are on track to accommodate the growth in capacity without any material reduction in pricing. Initial bookings for P&O Cruises' summer 2003 programme are particularly encouraging. For winter 2002/3 the booking position for Round World cruises is sound whilst pricing in the fly cruise market to the Caribbean for winter 2002/3 is under some pressure. We believe the booking pace has benefited from the fact that the four `white sisters' ships of P&O Cruises, Oriana (built in 1995), Aurora (2000), Oceana (2000) and Adonia (1998), all with 1,800 - 2,000 berths and with an average of 35% of their cabins having balconies, comprise the most modern cruise fleet in Europe today.

Ocean Village has been well received in the market place, although it is too early in the booking cycle of this "fun in the sun" type of product to evaluate any meaningful trends.

Germany

The booking cycle in Germany is much closer to sailing than is the case for the P&O Cruises and Princess Cruises brands and therefore there is still some way to go for 2002 and there are insufficient bookings at this time to enable any guidance to be given for 2003.

Our German business as a whole is expected to expand its capacity by 70% in 2003 following its 88% expansion in 2002. These rates of growth result from the increase of capacity to four ships to service two brands in what is an underdeveloped cruising market in the second largest vacation market in the world.

The "club ship" AIDA brand continues to operate well and is absorbing the growth as planned, and is doing so profitably. The A'ROSA brand, with one 1,600 berth ocean going ship, is taking more time to establish itself than we had hoped. This brand appears to have been more affected by the general weakness in German overseas destination travel. On the other hand, the two Danube riverboats which also operate under the A'ROSA brand, with a third scheduled to be delivered in 2003, performed well in their first year.

Australia

Bookings and pricing for 2003 sailings on Pacific Sky are broadly in line with the equivalent position in 2002. The new premium product on Pacific Princess is being well received in the Australian marketplace for its first six-month secondment from Princess for the Southern Hemisphere summer.

New Ships

P&O  Princess remains favourably disposed to adding further  new ships to the Princess brand for delivery in 2005 and beyond  and
is   actively  examining  a  number  of  attractive   commercial
opportunities to do so.

Costs

In 2001 we reduced Group underlying unit costs by 5%, with a reduction of 8% forecast for 2002. These savings have been achieved through a combination of the introduction of large, new, cost efficient ships, economies of scale as the business has grown, and through an increased management focus on costs following the demerger from the P&O Group in 2000.

Looking forward to 2003, further unit cost savings can be anticipated. The newly built ships being delivered will bring down unit costs, although this benefit will be partly offset by the higher unit operating costs of the three smaller former
Renaissance Cruises ships joining the fleet (including the chartered vessel for Swan Hellenic). Capital costs per berth will rise with the introduction of the new ships, offset by the very low capital cost per berth of the two former Renaissance ships that have been acquired.

Benefits from economies of scale, particularly in overhead, will contribute to lower unit costs in 2003. The build up of overhead and promotion in the UK ahead of and during the significant increase in capacity, including the launch of the new brand, will put some upward pressure on costs. Against this the comparison to the prior year will be assisted because unit overhead and promotion costs in Germany were above normal levels in 2002 due to the expansion there.

Overall, 2003 budgets and operating plans are being prepared on the basis of underlying cost reductions more in line with the annual reduction target of 2% set two years ago. This target covers ship operating costs together with overhead and promotion costs, thereby covering all costs between net revenue and EBITDA, but excludes the effects of changes in the price of fuel or exchange rates.

Market position

The company's position has continued to strengthen during the year. We have increased net earnings in each of the three quarters reported on after the events of September 11 and expect to do so for the remaining two quarters of this year, an achievement matched by few other major companies in the vacation industry.

Since its demerger from the P&O Group, in October 2000, the company has succeeded in significantly reducing its cost structure with unit cost reductions, excluding fuel and exchange rate movements, of 13% in two years. We anticipate further although more moderate decreases next year. This has been achieved without impacting the satisfaction levels of our passengers or our operating standards for which all our employees deserve tremendous credit.

The company has an industry leading array of consumer brands with leading brands in the United Kingdom, Germany and Australian markets and in the premium segment of North American market. We have also recently launched two new brands and introduced a new product: the contemporary Ocean Village brand in the United Kingdom, the premium A`ROSA brand in Germany, and the Pacific Princess premium product in Australia. By supplementing our existing brands, these new brands will enable us to provide a full range of products catering to a wide variety of consumer tastes in these three countries.

The company's fleet continues to improve in quality with the delivery of new ships and the disposal of the fleet's five older ships in recent years. The company has the most modern fleet in the United Kingdom, German and Australian markets and in North America will have a very innovative and modern fleet with an industry leading number of balcony cabins amounting to over 50% of its total cabins by the summer of 2003.

We are operating in an industry that is growing and globalising. Our own market research confirms that cruising should continue to increase its share of the total vacation market in our three main theatres of operation namely the United States, the United Kingdom and Germany - the three largest vacation markets in the world.

The Board wishes to take this opportunity to thank all the company's employees for all their commitment and expertise in making the company as successful as it now is.
APPENDIX

2002 Profit Forecast

The Directors forecast that for the year ending 31 December 2002
P&O Princess' basic earnings per share under UK GAAP will be at the top end of or above the range of 42 to 44 cents per share.

Bases of preparation

This profit forecast is based upon the published unaudited interim results for the six months ended 30 June 2002 (see below), unaudited management accounts for the two months ended 31 August 2002 and forecast results for the four months ending 31 December 2002.

This profit forecast has been prepared using the UK GAAP accounting policies normally adopted by P&O Princess and, in relation to the Group's new accounting policy for deferred tax arising from adoption of Financial Reporting Standard 19, as set out in the 2002 interim statement.

No account has been taken of the financial consequences of completion of either the proposed merger with Royal Caribbean or the proposed takeover by Carnival. Also no account has been taken of the costs that would still be incurred if neither transaction is completed which the Directors estimate would be approximately $55 million, not including any break fees payable to Royal Caribbean.

Assumptions

Assumptions for factors outside the influence of the Directors:

* There will be no major disruptions to the business from natural disasters, ship operating incidents, wars and other hostilities, or other third party actions
* There will be no material adverse change in the legal, governmental, regulatory or taxation environment that applies to P&O Princess' business
* There will be no significant change in interest rates, exchange rates or fuel prices from those prevailing at the present time
* Any insurance recoveries subsequent to the recent fire on Diamond Princess, the vessel under construction in Nagasaki, will fall to be credited to the 2003 results not the 2002 results



SUMMARISED GROUP PROFIT AND LOSS ACCOUNT FOR THE THREE MONTHS
                AND SIX MONTHS ENDED 30 JUNE 2002
                  ----Three months to 30 June------------Six months to 30 June--
                             2002     2001           2002      2001       2001
                      (Unaudited)(Unaudited)  (Unaudited)(Unaudited)(Unaudited)
                                                         Restated  As previously
                                                                    reported
US$ million
Turnover (gross revenue)    638.1    647.6       1,150.2    1,189.7    1,189.7
Direct operating costs     (389.5)  (407.4)       (733.2)    (795.4)    (795.4)
Selling and                 (87.5)   (92.5)       (174.0)    (177.1)    (177.1)
administrative expenses
Depreciation and            (43.4)   (36.5)        (83.2)     (73.3)     (73.3)
amortisation
                           (520.4)  (536.4)       (990.4)  (1,045.8)  (1,045.8)
                           ______    ______      _______     ______    _______
Group operating profit      117.7    111.2         159.8      143.9      143.9

Share of operating           (0.1)       -             -          -          -
results of joint
ventures
                           _______   ______      _______    _______    _______
Total operating profit      117.6    111.2         159.8      143.9      143.9
Profit/(loss) on sale of      0.2     (1.9)          1.2       (1.9)      (1.9)
fixed assets
                           _______   ______      _______    _______    _______
Profit before interest      117.8    109.3         161.0      142.0      142.0
Net interest and similar    (18.9)   (15.5)        (35.0)     (29.3)     (29.3)
items
                           _______   ______      _______    _______    _______
Profit before taxation       98.9     93.8         126.0      112.7      112.7
Taxation                     (4.9)    (4.7)         (6.3)      91.2       (5.6)
                           _______   ______      _______    _______    _______
Profit after taxation        94.0     89.1         119.7      203.9      107.1
Equity minority                 -     (0.1)            -       (0.1)      (0.1)
interests
                           _______   ______      _______    _______    _______
Profit for the period        94.0     89.0         119.7      203.8      107.0
                           _______   ______      _______    _______    _______

Basic earnings per share    13.6c    12.9c         17.3c      29.4c      15.4c
Diluted earnings per        13.5c    12.9c         17.2c      29.4c      15.4c
Share
Basic and diluted           $0.54    $0.52         $0.69      $1.18      $0.62
earnings per ADS
Dividend per share           3.0c     3.0c          6.0c       6.0c       6.0c
Dividend per ADS            $0.12    $0.12         $0.24      $0.24      $0.24
Weighted average number
of shares in issue
(millions)
- Basic                     692.3    692.6         692.2      692.6      692.6
- Diluted                   697.8    692.6         697.5      692.6      692.6


Set out below is the text of a letter from KPMG relating to the Profit Forecast:

The Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP

The Directors
Salomon Brothers International Limited,
trading as Schroder Salomon Smith Barney
Citigroup Centre
33 Canada Square, Canary Wharf
London E14 5LB
8 October 2002


Dear Sirs

P&O Princess Cruises plc
We have reviewed the accounting policies and calculations for the forecast of basic earnings per share of P&O Princess Cruises plc and its subsidiary undertakings ("P&O Princess") for the year ending 31 December 2002 set out in an appendix to P&O Princess' announcement dated 8 October 2002 ("the announcement"). The Directors are solely responsible for the forecast.
The forecast includes results shown by published unaudited interim management accounts for the six months ended 30 June 2002 and by unaudited management accounts for the two months ended 31 August 2002.
We conducted our work in accordance with Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. In our opinion the forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the directors set out in the announcement and is presented on a basis consistent with the accounting policies normally adopted by P&O Princess.
The above opinion is provided solely on the basis of and in accordance with practice established in the United Kingdom. In the United States, reporting standards and practice are different and the role of the reporting accountant does not provide for the expression of an opinion with respect to a forecast of attributable profit except in the context of minimum presentation guidelines with which the profit forecast presented herein does not comply. Consequently, under United States practice and standards, we are unable to express any opinion with respect to the profit forecast. The work we have carried out on the forecast is solely for the purposes of reporting to the Directors of the Company and hence to the existing members of the Company, and to the directors of Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney. As a result, we assume no responsibility to any offeror in respect of or arising out of or in connection with our work on the forecast.

Yours sincerely


KPMG Audit Plc

Set out below is the text of a letter from Schroder Salomon
Smith Barney relating to the Profit Forecast:


                                   Schroder Salomon Smith Barney
                                                Citigroup Centre
                                                   Canada Square
                                                    Canary Wharf
                                                  London E14 5LB


                                                  8 October 2002


The Directors
P&O Princess Cruises plc
77 New Oxford Street
London WC1A 1PP



Dear Sirs,

We have discussed the profit forecast and the basis and assumptions on which it has been prepared with you as directors of P&O Princess Cruises plc ("P&O Princess"). We have also discussed the accounting policies and calculations for the profit forecast with KPMG Audit plc, P&O Princess's auditors, and we have considered their letter of today's date addressed to yourselves on this matter.

On  the  basis  of  the foregoing, we consider that  the  profit forecast  referred  to  above, for which you  as  directors  are
solely  responsible,  has  been  compiled  with  due  care   and
consideration by the directors.

                        Yours faithfully,
                      for and on behalf of
             Salomon Brothers International Limited


                            Ian Hart
                        Managing Director





             Salomon Brothers International Limited
   Registered Office: Citigroup Centre, Canada Square, Canary
                      Wharf, London E14 5LB
 Registered in England    Registered Number 1763297    Regulated
                           by the FSA